Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On August 11, 2011, Ecolab Inc. used the following slides in an investor presentation.  Presentation slides identical to presentation slides previously filed by Ecolab on or after July 20, 2011 pursuant to various Rule 425 filings have been omitted.

1

Ecolab Nalco Merger Update Aug 11, 2011

Cautionary Statement This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information Additional Information and Where to Find it Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Key Points Ecolab Overview and History Nalco Fit Deal Structure Valuation Investor/Market Feedback Issues/Opportunities

Strong Financial Performance SALES 2002 reflects purchase of Europe JV ($ mlns.) EPS EPS CAGR Adjusted EPS Adjusted EPS S&P 500 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 $2.20 $2.40 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 $500 $1,500 $2,500 $3,500 $4,500 $5,500 $6,500 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 11% 13% 2% 4% -5% 0% 5% 10% 15% 10 year 5 year Ecolab

Delivering on Expectations Forecast Actual QUARTERLY EPS ACTUAL > ECOLAB FORECAST 77 OF 78 QUARTERS (EXCEPTION = 3Q 2001) $0.00 $0.10 $0.20 $0.30 $0.40 $0.50 $0.60 $0.70 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Outperformed Competitions * Ecolab growth rate excluded M&A related growth Ecolab CAGR: 11.3% Johnson Diversey CAGR: 2.2% ** Johnson Diversey growth rate from Johnson Diversey 10K filings * ** $- $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 2001 2004 2005 2006 2007 2008 2009 2010 Ecolab Diversey

 VP Corporate Development Angela Busch Chairman of the Board, President & CEO Doug Baker COB, President & CEO Organization VP Global Marketing & Communications Heidi Thom General Counsel & Secretary Jim Seifert EVP & Chief Supply Chain Officer Greg Temple SVP R,D &E & Chief Technical Officer Larry Berger SVP Human Resources Mike Meyer CFO Steve Fritze President Global Healthcare Sector Susan Nestegard EVP Institutional Mike HIckey President Global Services & Specialty Sectors Jim Miller President Global F&B and APLA Sectors Tom Handley President EMEA Sector Phil Mason EVP Global Specialty Sector Bobby Mendez President APLA Sector Jim White NALCO Integration Lead Christophe Beck

Technology/Innovation in services, automation, chemistry and specialty equipment Consultative Sales and Field Service Model on site expertise, passion to provide world class service to customers Corporate Account servicing large, global customers Annuity lock and key, revenues from bundled agreements Information monitoring, automation and dispensing technology, knowledge management Value-focused delivery of solutions that continually provide lowest total cost of operation Complimentary Business Model Core Components

Complimentary Business Model Consistent Value Proposition/Promise Hygiene Operational Efficiency Sustainability X X X F&B X X X Institutional X X Healthcare X X Industrial X X Energy (Oil & Gas) Safety X X X X X

Expanded Growth Opportunities


Hygiene Know-How
Water Know How
Healthcare
Food Safety
Water Management
Energy (Oil and gas)

	Healthcare	Food Safety	Water Management	Energy (Oil and gas)
Market Size	~$5B	$50B	$15B/$65B *	~$12B **
Pro Forma Sales	$0.5B	$5.1B	$2.6B	$1.7B

GROWTH IN EMERGING MARKETS

- Leverage mega trends
- Chasing $100B+ market opportunities
- Leading position in all market segments

* Frost & Sullivan: Water and waste water treatment market. $15B chemicals, $65B total market

** SRI Consulting: Oil field chemicals reports (depicts fully accessible opportunity)

Compelling Strategic and Financial Benefits Expands Opportunity Making Us a Stronger, Faster Growth Company Potential to capitalize on major growth trends: food demand and safety, healthcare demand and safety, energy demand, shifting economies Portfolio invested towards faster growth: bigger emerging market exposure, water and energy segments faster Equips Us to Better Meet Customer Needs Water competency critical to long-term success in 50% of traditional Ecolab markets Out technology, model know-how and financial strength equip Nalco to win as well Great Fit: Business Model, Technology and Culture Consistency Shared growth and customer service culture mindset Both operate unique service/technology models Highly compatible and leveragable technology know how Compelling Shareholder Value Creation: Accretive Transaction Attractive revenue synergy opportunities Approximately $150 million of cost synergies identified Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-digit growth

Synergies Accelerated Growth Opportunities Water treatment to Ecolab’s F&B, Institutional, Hospital, Textile Care customers Institutional, Pest Elimination to Nalco’s Industrial, Paper, Oil and Gas customers Expand service and innovation investments Accelerate energy and emerging markets investment Cost Synergies Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings Approximately one-third related to G&A and two-thirds related to supply chain No reductions in sales and service or R&D associates Management and Financial Leverage Combined two strong management team into one great team Maintain financial flexibility to invest for growth and return to shareholders Innovation Synergies: Cross-Pollenization Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries Ecolab’s field technologies and antimicrobial technology for Water, Energy and Paper Ecolab’s history of success in delivering

14 Synergies EPS Contribution ($ - mlns) 2012 2013 2014 2015 2016 Growth - Sales $0 $75 $200 $350 $500 Cost Synergies $35 $100 $150 $150 $150 .08 .26 .43 .50 .57

Conservative Cost Synergy Assumptions Source: Public announcement, Bank of America Merrill Lynch Analysis Precedent Announced and Realized Cost Savings as a % of Target Sales Ecolab-Nalco transaction cost synergy: 3.2% of estimated 2011 Nalco Sales Additional Realized (or Revised Target) Synergies Date Sep-00 Jul-08 Jun-00 Jul-98 Feb-99 Aug-07 Feb-11 Jun-99 Mar-05 Jul-08 Jan-11 Jun-10 May-06 Apr-04 May-11 Transaction Value ($BN) $1.0 $18.8 $1.0 $3.0 $4.9 $18.4 $2.6 $2.0 $2.2 $3.4 $6.3 $3.8 $5.6 $1.9 $3.2 Announced / Realized ($MM) $70 $1,300 $70 / $90 $110 / $128 $200 $440 $115 $60 / $120 $95 / $100 $40-$50 / $120 $130 $159 $200 $40 / $45 $50 14.0% 13.6% 10.4% 8.6% 7.7% 7.0% 6.9% 3.1% 5.9% 2.3% 5.1% 5.0% 4.0% 3.5% 3.3% 2.9% 1.4% 3.2% 0.4% 3.2% 0.5% 14.0% 13.6% 13.3% 10.0% 7.7% 7.0% 6.9% 6.3% 6.3% 5.5% 5.1% 5.0% 4.0% 4.0% 3.3% 0.0% 3.0% 6.0% 9.0% 12.0% 15.0% IFF / Bush Boake Allen Dow / Rohm & Haas Valspar / Lilly Hercules / Betz-Dearborn Rohm & Haas / Morton Akzo Nobel / ICI Clariant / Süd-Chemie Crompton / Witco Crompton / Great Lakes Ashland / Hercules Dupont / Danisco BASF / Cognis BASF / Engelhard Lubrizol / Noveon Ashland / ISP

Transaction Structure Ecolab merging Nalco to form the world’s leading cleaning, sanitizing and water management company, serving the institutional, industrial and energy (oil and gas) markets 70 percent Stock/30 percent cash... fixed stock exchange ratio Deal structure protects Ecolab shareholders in case of market dislocation and maintains financial flexibility to be opportunistic Accretive to EPS and EPS growth 2012 EPS accretion of approximately $0.10 per share Combined company adjusted 2012 EPS forecast to be approximately $3.00 per share

Deal Structure ECL: $55.39 $44.75 Exchange Ratio: 0.7005x 0.7005x Stock Portion: 70% 70% Stock Value / Share: $27.16 $21.94 Cash Offer: $38.80 $38.80 Cash Portion: 30% 30% Cash Value / Share: $11.64 $11.64 Nominal Offer / Share: $38.80 $33.58 Diluted Shares: 142.5 142.5 Implied Offer Value: $5,529 $4,784 Plus: Net Debt: $2,672 $2,672 Enterprise Value: $8,201 $7,455 Aug 10 $7,455 Implied Transaction Value July 19th Aug 10th Aug 10 $8,201 Equity: 46% 41% Debt 54% 59% $7,400 $7,600 $7,800 $8,000 $8,200 $8,400 7/19 7/22 7/25 7/28 7/31 8/3 8/6 8/9

Price Indicative Multiple Comparisons Date Company Acquired Company Size Multiple April 2011 Pentair Norit $705M 14.4x June 2011 Sealed Air Diversey $4,300M 9.7x January 2011 DuPont Danisco $7,400M 12.2x July 2008 Dow Rolm & Haas $18,800M 12.6x May 2007 Danaher Chemtreat $435M 12.0x Common Range: 9 - 13x Nalco Deal: LTM 12.1x 2011 11.0x (Public Forecast)

Market Price Premium / (Discount) to Nominal Offer Source: Factset. (1) Assumes full 70% stock and 30% cash proration (70% x Ecolab Stock Price x 0.7005 + 30% x $38.80). Nalco Market Premium/Discount

Ecolab Share Price Since Announcement Versus Selected Index Source: Public filings and FactSet, Bank of America Merrill Lynch analysis Relative Performance – ECL Vs. Select Indices (7/19 Pre-Announcement through 8/10 Close) Hypothetical Unaffected ECL Stock Price Implied by Select Indices Implied ECL ECL 7/19 Change Unaffected Close 7/19 – 8/10 Price Services Comparables Mean $55.39 (17.2%) $45.89 Specialty Chemicals Comparables Mean 55.39 (18.5%) 45.14 S&P Materials 55.39 (17.9%) 45.46 S&P Speciality Chemicals (ex. ECL) 55.39 (18.4%) 45.21 S&P 500 55.39 (15.5%) 46.79 DJIA 55.39 (14.8%) 47.17 Actual ECL 8/10 Close (19.2%) 44.75 (19.2%) (17.2%) (18.5%) (17.9%) (18.4%) (15.5%) (14.8%) (25.0%) (20.0%) (15.0%) (10.0%) (5.0%) 0.0% ECL Services Comps Mean S&P Spec. Chem. Index (ex. ECL) Dow Jones Avg Spec. Chem. Comps Mean S&P Materials Index S&P 500

Ecolab Stock Relative Performance Source: FactSet. (1) Services Comparables include: Air Products, Iron Mountain, Praxair, Rollins and Stericycle. (2) Specialty Chemicals Comparables include: Albemarle, Cytec, Dow, DuPont, FMC, Air Products, Praxair, International Flavors & Fragrances, Sigma-Aldrich, Sherwin-Williams and PPG Industries. (3) S&P Specialty Chemicals (ex. ECL) include: International Flavors & Fragrances, Sigma-Aldrich, and Sherwin-Williams. First 5 Days Last 11 Days Total Services Comparables Mean (1) (6.0%) 3.3% (2.1%) Speciality Chemicals Comparables Mean (2) (6.8%) 5.2% (0.7%) S&P Materials Index (7.5%) 5.4% (1.3%) S&P Specialty Chemicals Index (ex. ECL) (3) (3.1%) 2.0% (0.8%) S&P 500 (8.5%) 3.8% (3.7%) DJIA (7.5%) 2.2% (4.4%)

Analyst Recommendations Buy Rated Deutsche Bank upgraded to buy Credit Suisse downgraded to Hold Target price down $2 Goldman Sachs suspended its Hold rating and target due to its status as investment advisor to Nalco Recommendation Target 7/18/2011 8/10/2011 7/18/2011 8/10/2011 Barclays Buy Buy $58 $58 BoA Merrill Lynch Buy Buy $68 $62 Buckingham Buy Buy $66 $66 Citi Hold Hold $52 $52 Credit Suisse Buy Hold $59 $55 Deutsche Bank Hold Buy $54 $55 First Analysis Buy Buy $60 $60 7/18/2011 8/10/2011 Gabelli Buy Buy n/a n/a 12 Buys 12 Buys Goldman Sachs Hold Not Rated $57 Not Rated 5 Holds 4 Holds Jefferies Hold Hold n/a $53 0 Sell 0 Sell JPMorgan Buy Buy $56 $58 17 Total 16 Total Longbow Buy Buy $65 $65 Target Price Oppenheimer Buy Buy $65 $65 7/18/2011 8/10/2011 RBC Hold Hold n/a $54 Robert Baird Buy Buy $59 $59 Ticonderoga Buy Buy $60 $65 William Blair Buy Buy n/a n/a $60 $58

Analyst Comments - Buy “We think Ecolab has its eye on the ball. We believe that Ecolab probably can make reasonable progress in optimizing compensation of the Nalco sales force to the benefit of sales growth and profit margin. Ecolab is purchasing a much less optimized asset in Nalco with a faster rate of growth than its own core business” JP Morgan, July 28, 2011

Nalco Merger Remains Underappreciated. We believe investors remained concerned about the recently announced Nalco merger, specifically: Ecolab’s earnings, margins, and ROIC may diminish Lack of natural synergies Lack of growth opportunities Combined company will need time to prove itself While we acknowledge that these concerns are valid, we believe investors are missing the motivation behind this accretive acquisition, including positive growth trends and the bigger picture of the opportunities this combined company has going forward. Overall, we believe the combined entity will ultimately emerge a stronger company (than if the companies operated on a stand-alone basis) with numerous growth opportunities fueled by favorable secular trends such as population growth, emerging markets, water quality, environmental concerns, and need for cleaning and sanitizing products. Wlm. Blair, July 28, 2011 Analyst Comments - Buy

Ecolab's proposed $7.5B acquisition of Nalco has the potential to be a growth accelerant for the combined company with near (legacy) Ecolab-like earnings consistency and predictability. Ecolab grew EPS 9% in 2009 and Ecolab is 63% of proforma Newco EBITDA, hence Ecolab’s resiliency will be largely intact and ii) Nalco’s operating income trends are more similar to Ecolab than perceived (Nalco’s EBITDA fell just 5% in 2009)... [also] Ecolab’s 20-year growth track record coupled with a stronger balance sheet gives us confidence Ecolab can grow Nalco’s similar service/technology model faster than an undercapitalized Nalco was able to. Nalco acquisition price reduced by $400MM due to decline in Ecolab shares Ecolab’s shrewd use of stock to fund 70% of the Nalco acquisition has resulted in a materially lower acquisition price. Deutsche Bank, August 9, 2011 Analyst Comments - Buy

Consistency

Strong Growth Company Gets Stronger Even better customer segment mix Better geographic weighting Unique synergies Continued Expected Predictability 90%+ consumables Similar raw material exposure Similar consistent business model Stronger Company

Consistent Organic Growth Patterns SIMILAR RHYTHM AND PACE TO BOTH COMPANIES’ SALES GROWTH RATE Excluding FX Impact Nalco 2010 Sales excluding Horizon dispersant sales Ecolab : Volume (-3.0%) Pricing: 3.1% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 2004 2005 2006 2007 2008 2009 2010 Ecolab Nalco

Low EPS Volatility Source: Company filings and FactSet as of July 19, 2011, Bank of America Merril Lynch analysis Nalco Quarterly EPS Volatility Relative to Peer Group BOTH COMPANIES HAVE LOW EPS VOLATILITY RELATIVE TO PEER GROUP ECL NLC ALB Kemira FMC ASH DD BASF CYT DOW R 2 = 0.6234 5x 7x 9x 11x 13x 15x 17x 19x 21x 23x 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00

Consistent Earnings Patterns SIMILAR RHYTHM AND PACE TO BOTH COMPANIES’ OPERATING INCOME Index: 1Q 2007 = 100 Indexed Operating Income

Predictability



Sales
Mean: 1.6%
Median: 1.7%
% of Time
Meet: 0.0%
Beat: 73.1%
Miss: 26.9%
2.5% 5.7% (2.7%) (2.7%) 1.2% (0.5%) 1.1% 1.3% (0.4%) 1.6% 1.6% 0.7% 4.1% 1.8% 4.2% 1.8% (7.2%) (3.5%) (1.6%) 2.8% 4.1% 9.5% 5.4% 4.3% 2.3% 3.4%
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11
Adjusted EBITDA
Mean: 0.8%
Median: 0.9%
% of Time
Meet: 8.3%
Beat: 58.3%
Miss: 33.3%
(7.6%) 2.4% NA NA (6.6%) (4.1%) 0.0% 4.8% 0.0% 0.8% 0.1% 0.9% 2.5% (4.2%) 2.3% 22.0% (13.7%) (7.6%) 10.8% 4.4% 2.1% 7.4% 3.4% (0.9%) (0.9%) 1.3%
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11
Adjusted EPS
Mean: 7.7%
Median: 14.6%
% of Time
Meet: 3.8%
Beat: 65.4%
Miss: 30.8%
(13.3%) (48.2%) 6.5% 42.9% (30.8%) 12.5% 35.0% 20.0% (11.1%) 43.5% 3.1% 16.7% 23.8% 22.6% (6.3%) 50.0% (19.0%) (54.2%) 19.2% 0.0% 24.0% 20.6% 5.0% 33.3% (16.1%) 20.5%
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11
Beat
Miss

Source: Public filings and FactSet.

We Think This is a Great Move Stronger Growth Story Expanded global growth opportunity Adds high growth water and energy markets Enhances EPS Growth Prospects Strengthens 15% target long term Expect >15% adjusted EPS growth 2012, 2013 Cash EPS* +$0.60-$0.70 to adjusted GAAP EPS Strong Fit, Leverages Core Strengths Common technology base, same sales and service approach Substantial sales synergies Expect Continued Predictability and Consistency to Ecolab EPS Growth Strong execution process to continue predictability and consistency Improved tax management to develop steadier, efficient tax rate Sound Deal Structure Maintains high FCF, enables proper investment in the business drivers, leverage reduction and share repurchase Ecolab shares fixed at 0.7005 to Nalco; number of Ecolab shares to be issued in the merger not affected by changing Ecolab share price *Cash EPS = Adjusted EPS + after tax amortization. See Ecolab’s news release dated July 27, 2011 for additional information regarding certain non-GAAP financial measures, such as adjust EPS.

Where We are Fully Committed Filing underway Credit agency and financing full speed ahead Continuing investor engagement Integration planning underway Deciding risk mitigation plans (share price)